Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
March 3, 2011	NYSE: SLW

SILVER WHEATON REPORTS RECORD OPERATING AND FINANCIAL RESULTS IN 2010; PRODUCTION INCREASED 37% WITH OPERATING CASH FLOWS ALMOST DOUBLING

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce its unaudited results for the fourth quarter and the year ended December 31, 2010.

FOURTH QUARTER HIGHLIGHTS (3 Months)

The Company had record quarterly net earnings, operating cash flows, attributable production and sales, as follows:

  Net earnings more than doubled to US$123.0 million (US$0.35 per share) compared with US$50.8 million (US$0.15 per share) in 2009.

  Operating cash flows increased 76% to US$124.7 million (US$0.36 per share)1 compared with US$71.0 million (US$0.21 per share)1 in 2009.

  Attributable silver equivalent production of 6.3 million ounces (6.1 million ounces of silver and 4,100 ounces of gold), representing an increase of 10% over the comparable period in 2009.

  Silver equivalent sales of 5.7 million ounces (5.5 million ounces of silver and 2,600 ounces of gold), representing an increase of 11% over the comparable period in 2009.

  Total cash costs were US$4.021 per silver equivalent ounce, compared with US$4.041 per ounce in 2009.

  Cash operating margin1 increased 64% compared to 2009, to a record US$22.42 per silver equivalent ounce, while average silver prices over the same period increased by 50%.

  Acquired 3.0 million common shares of Bear Creek Mining Corporation for total consideration of C$19.1 million. At December 31, 2010, Silver Wheaton owned 13.3 million common shares of Bear Creek representing approximately 14% of the outstanding shares on an undiluted basis.

2010 HIGHLIGHTS (12 Months)
The Company had record annual net earnings, operating cash flows, attributable production and sales, as follows:

[1] Refer to discussion on non-GAAP measures at the end of this press release.

  Net earnings more than doubled to US$290.1 million (US$0.84 per share) compared to US$117.9 million (US$0.39 per share) in 2009.

  Operating cash flows increased 93% to US$319.8 million (US$0.93 per share)1 compared to US$165.9 million (US$0.54 per share)1 in 2009.

  Attributable silver equivalent production of 23.9 million ounces (22.1 million ounces of silver and 28,800 ounces of gold), representing an increase of 37% compared to 2009.

  Silver equivalent sales of 20.5 million ounces (18.9 million ounces of silver and 25,900 ounces of gold), representing an increase of 29% compared to 2009.

  Total cash costs were US$4.041 per silver equivalent ounce, compared with US$4.031 per ounce in 2009.

  Cash operating margin1 increased 50% compared to 2009, to a record US$16.63 per silver equivalent ounce, while average silver prices over the same period increased by 38%.

  As at December 31, 2010, approximately 2.4 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

  Acquired an amount equal to 100% of the life of mine silver and gold production from Augusta Resource Corporation’s Rosemont Copper project in the United States. Once production commences, Rosemont is forecast to increase Silver Wheaton’s long-term annual production by approximately 2.4 million ounces of silver, plus any gold production, estimated by Augusta to average up to 15,000 ounces of gold per annum.

  Converted the debenture with Pan American Silver Corp. into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Navidad is forecast to increase Silver Wheaton’s long-term annual silver production by up to 2 million ounces.

  Acquired 1.8 million units of Ventana Gold Corp. for total consideration of C$20.7 million (US$19.8 million). As part of this transaction, Silver Wheaton has been granted a right of first refusal over any silver streams relating to Ventana’s Colombian properties, including the highly prospective La Bodega project, which has the potential to host a world-class gold deposit with significant silver by product credits.

  Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, which was set to expire in 2029, was extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

  Goldcorp Inc. announced that its world-class gold-silver-lead-zinc Peñasquito mine achieved commercial production, on schedule, with peak throughput rates as high as 105,000 tonnes per day. The ramp up to full production capacity of 130,000 tonnes per day is anticipated by the end of the first quarter of 2011. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

  Barrick Gold Corporation’s world-class gold-silver Pascua-Lama project is forecast to commence production in the first half of 2013, with detailed engineering and procurement nearing completion and earthworks well underway. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first five years of operation, Silver Wheaton’s attributable silver production is expected to average 9 million ounces annually.

“2010 was a tremendously successful year, with the Company setting new records on all financial and operating metrics. In just six years, Silver Wheaton has grown its market capitalization to in excess of US$15 billion, and has more silver reserves than any silver company in the world,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “We were especially pleased that the production ramp up at the first of our cornerstone assets, Goldcorp’s world-class Peñasquito mine in Mexico, exceeded expectations and contributed to Silver Wheaton’s peer-leading 37% annual production growth. This was particularly timely as silver prices climbed to 30 year highs which resulted in record quarterly and annual results.”

“This momentum is expected to continue into 2011, with forecast production growth of another 15%, which will result in operating cash flows of over US$700 million at current metal prices. Production growth over the next five years is forecast at approximately 80%, which represents one of the strongest growth profiles in the precious metals industry and is driven by the continued ramp up at Peñasquito and the forecast 2013 production start at Barrick’s world-class Pascua-Lama project.”

“To supplement our growth in 2014 and beyond, important transactions were completed in 2010. These include a life-of-mine precious metals purchase agreement relating to the Rosemont project in Arizona and converting a debenture allowing us to acquire a portion of the life-of-mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. Combined, these projects are forecast to increase our long-term silver equivalent production by up to 5 million ounces per annum, once in production. We also acquired a right of first refusal on all future silver streams from one of the most exciting gold discoveries in the last decade, the La Bodega project in Colombia, and amended the silver purchase agreement relating to the San Dimas mine in Mexico, which should result in lasting benefits to our shareholders, including the potential for increased silver production.”

“With cash on hand of over US$428 million, a fully undrawn US$400 million revolving credit facility and strong cash flows from operations, we remain exceptionally well-positioned to continue growing our silver stream portfolio. Merger and acquisition activity in the mining industry is anticipated to remain robust in 2011, and Silver Wheaton continues to offer an attractive mainstream financing solution to assist companies in achieving their growth goals.”

2011 and Five Year Silver Equivalent Production Forecast

The Company estimates, based upon its current agreements, to have 2011 attributable production of 27 to 28 million silver equivalent ounces, including 15,000 ounces of gold. This represents a 15% increase compared to 2010. Total cash costs in 2011 are anticipated to be approximately US$4 per silver equivalent ounce, unchanged from 2010. By 2015, based upon its current agreements, annual attributable production is anticipated to increase by 80% to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. Attributable mine-by-mine actual 2010 production and forecast 2011 production are as follows:

	Attributable Production
	2010	2011
	Actual[2]	Forecast
Silver ounces produced (000's)
Peñasquito	3,792	6,800
San Dimas[3]	5,157	5,700
Barrick[4]	2,617	3,600
Yauliyacu	2,713	2,600
Zinkgruvan	1,801	1,800
Cozamin	1,403	1,700
Other[5]	4,608	4,550
	22,091	26,750
Gold ounces produced (000's in silver equivalent)[6]
Minto	1,774	750
Silver equivalent ounces produced (000's)	23,865	27,500

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)	Certain production figures are based on management estimates.
3)	Production includes Goldcorp's four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	2010 attributable production includes the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto and Campo Morado silver interests. 2011 forecast attributable production includes the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
6)	The Minto mine produced 28,795 oz of gold in 2010 and is forecast to produce approximately 15,000 oz of gold in 2011.

Webcast and Conference Call Details

A conference call will be held Friday, March 4, 2011, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	37642529
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-642-1687
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	37642529
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 27 to 28 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Summarized Financial Results (unaudited)

	Years Ended December 31
	2010	2009	2008

Silver equivalent production [1]
Attributable silver ounces produced (000’s)	22,091	16,263	11,915
Attributable gold ounces produced	28,795	18,021	-
Attributable silver equivalent ounces produced (000’s) [1]	23,865	17,395	11,915
Silver equivalent sales [1]
Silver ounces sold (000’s)	18,878	14,744	11,137
Gold ounces sold	25,884	17,132	-
Silver equivalent ounces sold (000’s) [1]	20,483	15,823	11,137
Average realized price ($'s per ounce)
Average realized silver price	$20.75	$15.02	$14.97
Average realized gold price	$1,224.46	$1,041.92	n/a
Average realized silver equivalent price	$20.67	$15.13	$14.97
Average cash cost ($'s per ounce) [2]
Average silver cash cost	$3.97	$3.97	$3.94
Average gold cash cost	$300.00	$300.00	n/a
Average silver equivalent cash cost	$4.04	$4.03	$3.94
Total revenue ($000's)	$423,353	$239,293	$166,719
Net earnings ($000's)	$290,093	$117,924	$17,252
Earnings per share
Basic	$0.84	$0.39	$0.07
Diluted	$0.83	$0.38	$0.07
Cash flow from operations ($000's)	$319,761	$165,932	$111,142
Total assets ($000's)	$2,635,069	$2,237,224	$1,270,646
Total liabilities ($000’s)	$373,120	$513,299	$382,621
Total shareholders' equity ($000's)	$2,261,949	$1,723,925	$888,025

1)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.
2)	Refer to discussion on non-GAAP measures.

Consolidated Statement of Operations (unaudited)

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)		2010	2009	2008

Sales		$423,353	$239,293	$166,719

Cost of sales		82,749	63,715	43,890
Depletion		57,571	41,156	19,491
		140,320	104,871	63,381
Earnings from operations		283,033	134,422	103,338

Expenses and other income
General and administrative [1]		24,669	17,288	17,476
(Gain) loss on long-term investments held		(10,719)	(335)	65,066
Other (income) expense		(7,410)	(455)	631
		6,540	16,498	83,173

Earnings before tax		276,493	117,924	20,165
Future income tax recovery (expense)		13,600	-	(2,913)

Net earnings		$290,093	$117,924	$17,252

Basic earnings per share		$0.84	$0.39	$0.07
Diluted earnings per share		$0.83	$0.38	$0.07
Weighted average number of shares outstanding
Basic		344,288	306,040	232,855
Diluted		350,429	309,500	249,244
1)	Stock based compensation (a non-cash item) included in general and administrative	$7,732	$4,010	$5,530

Consolidated Balance Sheets (unaudited)

	December 31	December 31
(US dollars in thousands)	2010	2009

Assets
Current
Cash and cash equivalents	$428,636	$227,566
Accounts receivable	7,088	4,881
Other	727	1,027
Total current assets	436,451	233,474

Long-term investments	284,448	73,747
Silver and gold interests	1,912,877	1,928,476
Other	1,293	1,527
Total assets	$2,635,069	$2,237,224

Liabilities
Current
Accounts payable	$1,148	$5,397
Accrued liabilities	8,381	4,578
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments	133,243	130,788
Total current liabilities	171,332	169,323

Future income tax liability	822	-
Long-term portion of bank debt	78,620	107,180
Long-term portion of silver interest payments	122,346	236,796
Total liabilities	373,120	513,299

Shareholders' Equity
Issued capital and contributed surplus	1,449,351	1,333,191

Retained earnings	633,927	343,834
Accumulated other comprehensive income	178,671	46,900
Total retained earnings and accumulated other comprehensive income	812,598	390,734
Total shareholders' equity	2,261,949	1,723,925
Total liabilities and shareholders' equity	$2,635,069	$2,237,224

Consolidated Statement of Cash Flows (unaudited)

	Years Ended December 31
(US dollars in thousands)	2010	2009	2008

Operating Activities
Net earnings	$290,093	$117,924	$17,252
Items not affecting cash
Depreciation and depletion	57,839	41,413	19,491
Stock based compensation	7,732	4,010	5,530
(Gain) loss on long-term investments held	(10,719)	(335)	65,066
Gain on disposal of silver purchase agreement	(5,911)	-	-
Future income tax (recovery) expense	(13,600)	-	2,913
Other	(3,664)	967	398
Change in non-cash operating working capital	(2,009)	1,953	492
Cash generated by operating activities	319,761	165,932	111,142

Financing Activities
Bank debt drawn down	-	140,200	198,500
Bank debt repaid	(28,560)	(382,260)	(240,560)
Shares issued	-	517,955	-
Share issue costs	(85)	(22,117)	(1,939)
Share purchase warrants exercised	76,093	13,779	115,796
Share purchase options exercised	32,335	8,776	2,667
Cash generated by financing activities	79,783	276,333	74,464

Investing Activities
Silver and gold interests	(172,400)	(220,644)	(184,532)
Acquisition of Silverstone Resources Corp., net of cash acquired	(201)	2,281	-
Long-term investments	(54,107)	-	-
Proceeds on disposal of silver purchase agreement	25,000	-	-
Other	383	(2,849)	(4,348)
Cash applied to investing activities	(201,325)	(221,212)	(188,880)
Effect of exchange rate changes on cash and cash equivalents	2,851	(597)	419
Increase (decrease) in cash and cash equivalents	201,070	220,456	(2,855)
Cash and cash equivalents, beginning of year	227,566	7,110	9,965
Cash and cash equivalents, end of year	$428,636	$227,566	$7,110

Summary of Ounces Produced and Sold (unaudited)

	2010				2009
(in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced
San Dimas [3]	1,586	1,255	1,110	1,206	1,275	1,232	1,264	1,323
Zinkgruvan	428	508	478	387	505	415	480	461
Yauliyacu	651	633	692	737	783	750	870	739
Peñasquito	1,260	1,109	866	557	441	165	162	160
Cozamin	335	381	286	401	388	366	262	-
Barrick [4]	458	682	697	780	756	223	-	-
Other [5]	1,352	1,069	1,240	947	1,068	829	787	559
	6,070	5,637	5,369	5,015	5,216	3,980	3,825	3,242
Silver equivalent ounces of gold produced [6]
Minto	205	402	522	645	471	233	428	-
Silver equivalent ounces produced	6,275	6,039	5,891	5,660	5,687	4,213	4,253	3,242

Silver ounces sold
San Dimas [3]	1,438	1,274	1,076	1,206	1,264	1,234	1,254	1,352
Zinkgruvan	421	635	313	498	357	433	469	451
Yauliyacu	470	87	517	581	1,027	698	546	743
Peñasquito	1,169	692	656	424	191	190	130	135
Cozamin	411	306	412	281	359	384	213	-
Barrick [4]	482	533	727	783	751	187	-	-
Other [5]	1,139	750	943	654	725	848	326	477
	5,530	4,277	4,644	4,427	4,674	3,974	2,938	3,158

Silver equivalent ounces of gold sold [6]
Minto	127	411	496	571	441	626	12	-
Silver equivalent ounces sold	5,657	4,688	5,140	4,998	5,115	4,600	2,950	3,158

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. As at December 31, 2010, approximately 2.4 million payable silver equivalent ounces attributable to the Company have been produced and the respective payable ounces will be recognized in future sales as they are delivered to the Company under the terms of their contracts.
2)	Certain production figures are based on management estimates.
3)	The ounces produced and sold during the third and fourth quarters of 2010 include 250,000 ounces and 375,000 ounces, respectively, received from Goldcorp, in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto and Campo Morado silver interests.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Results of Operations (unaudited)

(US dollars)	Year Ended December 31, 2010

				Average
				realized	Total cash	Total		Cash flow
				price	cost	depletion		from
	Ounces	Ounces		($'s per	($'s per	($'s per		(used in)
	produced [3]	sold	Sales	ounce)	ounce) [4]	ounce) [4]	Net earnings	operations

Silver
San Dimas	5,157	4,994	$105,747	$21.18	$4.04	$0.78	$81,659	$86,666
Zinkgruvan	1,801	1,867	39,447	21.12	4.04	1.71	28,697	30,178
Yauliyacu	2,713	1,655	31,998	19.33	3.98	3.47	19,669	25,418
Peñasquito	3,792	2,941	63,632	21.64	3.90	2.54	44,683	52,163
Cozamin	1,403	1,410	29,180	20.71	4.03	4.62	16,987	23,252
Barrick [5]	2,617	2,525	48,311	19.13	3.90	3.55	29,498	36,787
Other [6]	4,608	3,486	73,345	21.04	3.92	4.49	44,010	58,182
	22,091	18,878	$391,660	$20.75	$3.97	$2.73	$265,203	$312,646
Gold
Minto	28,795	25,884	$31,693	$1,224	$300	$236	$17,830	$23,174
Silver Equivalent [7]	23,865	20,483	$423,353	$20.67	$4.04	$2.81	$283,033	$335,820
Corporate							7,060	(16,059)
	23,865	20,483	$423,353	$20.67	$4.04	$2.81	$290,093	$319,761

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and La Negra silver interests.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

(US dollars)	Year Ended December 31, 2009

				Average
				realized	Total cash	Total		Cash flow
				price	cost	depletion		from
	Ounces	Ounces		($'s per	($'s per	($'s per	Net earnings	(used in)
	produced	sold	Sales	ounce)	ounce) [3]	ounce) [3]	(loss)	operations

Silver
San Dimas	5,094	5,104	$75,371	$14.77	$4.02	$0.70	$51,266	$54,829
Zinkgruvan	1,861	1,710	25,569	14.95	4.02	1.78	15,645	19,066
Yauliyacu	3,142	3,014	44,829	14.87	3.93	3.47	22,520	32,980
Peñasquito	928	646	9,398	14.55	3.90	2.35	5,357	6,878
Cozamin	1,016	956	15,005	15.70	4.00	4.71	6,686	12,186
Barrick [4]	979	938	16,000	17.06	3.90	3.56	9,004	15,578
Other [5]	3,243	2,376	35,271	14.82	3.91	4.12	16,163	25,488
	16,263	14,744	$221,443	$15.02	$3.97	$2.46	$126,641	$167,005
Gold
Minto	18,021	17,132	$17,850	$1,042	$300	$288	$7,781	$12,865
Silver Equivalent [6]	17,395	15,823	$239,293	$15.13	$4.03	$2.60	$134,422	$179,870
Corporate							(16,498)	(13,938)
	17,395	15,823	$239,293	$15.13	$4.03	$2.60	$117,924	$165,932

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Minto, Campo Morado and La Negra silver interests.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

(US Dollars)	Three Months Ended December 31, 2010

				Average
				realized	Total cash	Total		Cash flow
				price	cost	depletion		from
	Ounces	Ounces		($'s per	($'s per	($'s per		(used in)
	produced [3]	sold	Sales	ounce)	ounce) [4]	ounce) [4]	Net earnings	operations

Silver
San Dimas	1,586	1,438	$39,283	$27.33	$4.05	$0.78	$32,351	$34,567
Zinkgruvan	428	421	12,483	29.64	4.05	1.69	10,062	10,600
Yauliyacu	651	470	10,627	22.61	3.98	3.47	7,124	8,756
Peñasquito	1,260	1,169	31,166	26.66	3.90	2.54	23,634	26,607
Cozamin	335	411	10,953	26.67	4.04	4.62	7,396	8,729
Barrick [5]	458	482	11,369	23.58	3.90	3.61	7,749	10,890
Other [6]	1,352	1,139	30,149	26.47	3.92	4.81	20,207	24,452
	6,070	5,530	$146,030	$26.41	$3.97	$2.81	$108,523	$124,601
Gold
Minto	4,130	2,562	$3,547	$1,384	$300	$237	$2,172	$3,816
Silver Equivalent [7]	6,275	5,657	$149,577	$26.44	$4.02	$2.86	$110,695	$128,417
Corporate							12,277	(3,730)
	6,275	5,657	$149,577	$26.44	$4.02	$2.86	$122,972	$124,687

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and La Negra silver interests.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

(US dollars)	Three Months Ended December 31, 2009

				Average
				realized	Total cash	Total		Cash flow
				price	cost	depletion		from
	Ounces	Ounces		($'s per	($'s per	($'s per	Net earnings	(used in)
	produced	sold	Sales	ounce)	ounce) [3]	ounce) [3]	(loss)	operations

Silver
San Dimas	1,275	1,264	$22,380	$17.71	$4.04	$0.65	$16,449	$17,276
Zinkgruvan	505	357	6,547	18.32	4.03	1.78	4,470	6,273
Yauliyacu	783	1,027	17,948	17.48	3.94	3.47	10,337	13,899
Peñasquito	441	191	3,293	17.24	3.90	2.35	2,098	2,548
Cozamin	388	359	6,334	17.66	4.00	4.72	3,207	4,569
Barrick [4]	756	751	12,991	17.31	3.90	3.59	7,373	13,299
Other [5]	1,068	725	12,916	17.80	3.91	4.27	6,978	9,795
	5,216	4,674	$82,409	$17.63	$3.97	$2.77	$50,912	$67,659
Gold
Minto	7,500	7,033	$8,142	$1,158	$300	$288	$4,008	$7,342
Silver Equivalent [6]	5,687	5,115	$90,551	$17.70	$4.04	$2.93	$54,920	$75,001
Corporate							(4,109)	(4,020)
	5,687	5,115	$90,551	$17.70	$4.04	$2.93	$50,811	$70,981

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Minto, Campo Morado and La Negra silver interests.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Non-GAAP Measures

Silver Wheaton has included, throughout this press release, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2010, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were $3.97 per ounce of silver and $300 per ounce of gold (2009 – $3.97 per ounce of silver and $300 per ounce of gold).

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com